SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Tango Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

87583X109

(CUSIP Number)

David A. Brown

Alston & Bird LLP

950 F Street, N.W.

Washington, DC 20004-1404

202-239-3463

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 10, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87583X109	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS BCTG Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,988,450
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,988,450
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,988,450
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*

Based on 87,546,430 shares of the Issuer’s common stock outstanding as of November 5, 2021 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2021.

CUSIP No. 87583X109	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Boxer Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,871,642
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,871,642

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,871,642
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*

Based on 87,546,430 shares of the Issuer’s common stock outstanding as of November 5, 2021 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2021.

CUSIP No. 87583X109	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Boxer Asset Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,871,642
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,871,642

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,871,642
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON (See Instructions) CO

*

Based on 87,546,430 shares of the Issuer’s common stock outstanding as of November 5, 2021 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2021.

CUSIP No. 87583X109	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Braslyn Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,961
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,961

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,961
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*

Based on 87,546,430 shares of the Issuer’s common stock outstanding as of November 5, 2021 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2021.

CUSIP No. 87583X109	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Joe Lewis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,898,603
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,898,603

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,898,603
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*

Based on 87,546,430 shares of the Issuer’s common stock outstanding as of November 5, 2021 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2021.

CUSIP No. 87583X109	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS MVA Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 101,524
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 101,524

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,524
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*

Based on 87,546,430 shares of the Issuer’s common stock outstanding as of November 5, 2021 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2021.

CUSIP No. 87583X109	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Aaron I. Davis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 101,524
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 101,524

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,524
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*

Based on 87,546,430 shares of the Issuer’s common stock outstanding as of November 5, 2021 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2021.

CUSIP No. 87583X109	SCHEDULE 13D

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D filed on August 20, 2021 (the “Original Filing”) by Boxer Capital, LLC (“Boxer Capital”), Boxer Asset Management Inc. (“Boxer Management”), Joe Lewis, BCTG Holdings, LLC (“BCTG Holdings”), MVA Investors, LLC (“MVA Investors”) and Aaron I. Davis. This Amendment No. 1 is an original filing for Braslyn Ltd. (“Braslyn,” together with Boxer Capital, Boxer Management, Joe Lewis, BCTG Holdings, MVA Investors and Aaron Davis, the “Reporting Persons”). The Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 1. Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original Filing, as amended.

Item 2. Identity and Background.

Item 2 is amended to add the following:

This Amendment No. 1 is jointly filed by the Reporting Persons.

BCTG Holdings, a limited liability company organized under the laws of Delaware, is primarily involved in the business of investment in securities. BCTG Holdings is majority-owned by Boxer Capital and Aaron I. Davis is a manager of BCTG Holdings. The board of managers of BCTG Holdings has voting and dispositive power over securities owned by BCTG Holdings.

Boxer Management, a corporation organized under the laws of the Bahamas, is the managing member and majority owner of Boxer Capital, a limited liability company organized under the laws of Delaware. Braslyn is a corporation organized under the laws of the Bahamas. Joe Lewis is the sole indirect owner of and controls Boxer Management and Braslyn. Each of Boxer Capital, Boxer Management and Braslyn are primarily engaged in the business of investing in securities. Joe Lewis is a citizen of the United Kingdom and his present principal occupation or employment is engaging in business as a private investor including through the investments of Boxer Capital and Braslyn.

MVA Investors, a limited liability company organized under the laws of Delaware, is the independent, personal investment vehicle of certain employees of Boxer Capital. MVA Investors is primarily engaged in the business of investment in securities. Aaron I. Davis, a citizen of the United States and the Chief Executive Officer of Boxer Capital, is a member of and has voting and dispositive power over securities held by MVA Investors. Aaron I. Davis is a member of the board of directors of the Issuer.

By virtue of these relationships and pursuant to the SEC’s beneficial ownership rules, the Reporting Persons may be deemed to be members of a group.

The address of each of BCTG Holdings, Boxer Capital, Boxer Management, MVA Investors and Aaron I. Davis for purposes of this filing is: 12860 El Camino Real, Suite 300, San Diego, CA 92130. The address of each of Boxer Management, Braslyn and Joe Lewis for purposes of this filing is: c/o Cay House, EP Taylor Drive N7776, Lyford Cay, New Providence, Bahamas.

Set forth on Schedule A, and incorporated herein by reference, is the (a) name, (b) residence or business address, (c) present principal occupation or employment and (d) citizenship, of each executive officer and director of each of BCTG Holdings, Boxer Capital, Boxer Management, Braslyn and MVA Investors, and (e) name of any corporation or other organization in which such occupation or employment is conducted, together with the principal business and address of any such corporation or organization other than BCTG Holdings, Boxer Capital, Boxer Management, Braslyn or MVA Investors.

The Reporting Persons have not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

CUSIP No. 87583X109	SCHEDULE 13D

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

Prior to the completion of the Merger, Braslyn purchased in open market transactions 26,961 shares of Common Stock for aggregate purchase price of $293,372. The source of the funding for the purchases of the Common Stock was the general working capital of Braslyn.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

Prior to the completion of the Merger, Braslyn purchased in open market transactions 26,961 shares of Common Stock for aggregate purchase price of $293,372.

Item 5. Interest in Securities of the Issuer.

All percentages are based on 87,546,430 shares of the Common Stock outstanding as of November 5, 2021 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2021.

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 13,988,577 shares of Common Stock, representing 16.0% of the outstanding shares of Common Stock.

BCTG Holdings beneficially owns 6,988,450 shares of Common Stock which represents 8.0% of the outstanding Common Stock. Boxer Capital and Boxer Management beneficially own 6,871,642 shares of Common Stock which represents 7.8% of the outstanding Common Stock. Braslyn beneficially owns 26,961 shares of Common Stock which represents 0.0% of the outstanding Common Stock. Joe Lewis beneficially owns 6,898,603 shares of Common Stock which represents 7.9% of the outstanding Common Stock. MVA Investors and Aaron I. Davis beneficially own 101,524 shares of Common Stock which represents 0.1% of the outstanding Common Stock.

(b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or to direct the disposition of, the Common Stock owned by the Reporting Persons:

(i) Sole power to vote or to direct the vote:

BCTG Holdings has the sole power to vote or to direct the vote of the 6,988,450 shares of Common Stock it beneficially owns.

(ii) Shared power to vote or to direct the vote:

Boxer Capital and Boxer Management have shared power to vote or to direct the vote of the 6,871,642 shares of Common Stock they beneficially own. Braslyn has shared power to vote or to direct the vote of the 26,961 shares of Common Stock it beneficially owns. Joe Lewis has shared power to vote or to direct the vote of the 6,898,603 shares of Common Stock he beneficially owns. MVA Investors and Aaron I. Davis have shared power to vote or to direct the vote of the 101,524 shares of Common Stock they beneficially own.

(iii) Sole power to dispose or to direct the disposition of:

BCTG Holdings has the sole power to dispose or to direct the disposition of the 6,988,450 shares of Common Stock it beneficially owns.

(iv) Shared power to dispose or to direct the disposition of:

Boxer Capital and Boxer Management have shared power to dispose or to direct the disposition of the 6,871,642 shares of Common Stock they beneficially own. Braslyn has shared power to dispose or direct the disposition of the 26,961 shares of Common Stock it beneficially owns. Joe Lewis has shared power to dispose or direct the disposition of the 6,898,603 shares of Common Stock he beneficially owns. MVA Investors and Aaron I. Davis have shared power to vote or to direct the vote of the 101,524 shares of Common Stock they beneficially own.

CUSIP No. 87583X109	SCHEDULE 13D

(c) Other than as described herein, the Reporting Persons have not engaged in any transactions in the Common Stock in the past 60 days.

(d) No other person has the right to receive or the power to direct the receipt of dividends, or proceeds of sale of such securities outlined in this report.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated January 4, 2022, among BCTG Holdings, Boxer Capital, Boxer Management, Braslyn, Joe Lewis, MVA Investors and Aaron I. Davis.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2022

BCTG HOLDINGS, LLC

By:	/s/ Aaron I. Davis
Name:	Aaron I. Davis
Title:	Manager

BOXER CAPITAL, LLC

By:	/s/ Aaron I. Davis
Name:	Aaron I. Davis
Title:	Chief Executive Officer

BOXER ASSET MANAGEMENT INC.

By:	/s/ Jason Callender
Name:	Jason Callender
Title:	Director

BRASLYN LTD.

By:	/s/ Jason Callender
Name:	Jason Callender
Title:	Director

JOSEPH C. LEWIS

/s/ Joseph C. Lewis
Joseph C. Lewis, Individually

MVA INVESTORS, LLC

By:	/s/ Aaron I. Davis
Name:	Aaron I. Davis
Title:	Authorized Signatory

AARON I. DAVIS

/s/ Aaron I. Davis
Aaron I. Davis, Individually

SCHEDULE A

ADDITIONAL INFORMATION CONCERNING THE REPORTING PERSONS

BCTG HOLDINGS, LLC

The managers of BCTG Holdings, LLC are set forth below. The individuals’ business addresses are 12860 El Camino Real, Suite 300, San Diego, CA 92130. Except as otherwise stated, the present principal occupation or employment set forth below opposite the name refers to employment with BCTG Holdings, LLC.

Name	Present Principal Occupation or Employment	Citizenship
Aaron I. Davis	Manager; Employee of Tavistock Life Sciences Company	United States
Christopher Fuglesang	Manager; Employee of Tavistock Life Sciences Company	United States
Andrew Ellis	Manager; Employee of Tavistock Life Sciences Company	United States

BOXER CAPITAL, LLC

The executive officers and managers of Boxer Capital, LLC are set forth below. The individuals’ business addresses are 12860 El Camino Real, Suite 300, San Diego, CA 92130. Except as otherwise stated, the present principal occupation or employment set forth below opposite the name refers to employment with Boxer Capital, LLC.

Name	Present Principal Occupation or Employment	Citizenship
Aaron I. Davis	Member, Chief Executive Officer	United States
Shehan B. Dissanayake	Member	United States
Christopher Fuglesang	Member	United States
Boxer Management	Manager	Bahamas

BOXER ASSET MANAGEMENT INC.

The executive officers and directors of Boxer Asset Management Inc. are set forth below. Each individual’s business address is c/o Cay House, EP Taylor Drive N7776 Lyford Cay, New Providence, Bahamas. Except as otherwise stated, the present principal occupation or employment set forth below opposite the name of each person refers to employment with Boxer Asset Management Inc.

Name	Present Principal Occupation or Employment	Citizenship
Joe Lewis	Director, President	United Kingdom
Jason Callender	Director, Vice President	United States

BRASLYN LTD.

The executive officers and directors of Braslyn Ltd. are set forth below. Except as otherwise stated, the present principal occupation or employment set forth below opposite the name of each person refers to employment with Braslyn.

Name	Position	Present Principal Occupation or Employment	Address	Citizenship
Joe Lewis	Director, President	Private Investor	Cay House, EP Taylor Drive N7776, Lyford Cay, New Providence, The Bahamas	United Kingdom

Jason Callender	Director, Vice President, Secretary	Real Estate Development and Sales	Ground Floor Charles Building Lewis Drive Albany, New Providence, The Bahamas	Bahamas

James B. Avery	Vice President	Employee of Tavistock Life Sciences Company	Tavistock Life Sciences Company 9350 Conroy Windermere Road Windermere, FL 34786	United States

MVA INVESTORS, LLC

The executive officers and directors of MVA Investors, LLC are set forth below. The individuals’ business addresses are 12860 El Camino Real, Suite 300, San Diego, CA 92130. Except as otherwise stated, the present principal occupation or employment set forth below opposite the name refers to employment with MVA Investors, LLC.

Name	Present Principal Occupation or Employment	Citizenship
Aaron I. Davis	Member, Chief Executive Officer, Employee of Tavistock Life Sciences Company	United States
Christopher Fuglesang	Member, President, Employee of Tavistock Life Sciences Company	United States
Shehan B. Dissanayake	Member, Manager, Employee of Tavistock Life Sciences Company	United States

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement, dated January 4, 2022, among BCTG Holdings, Boxer Capital, Boxer Management, Braslyn, Joe Lewis, MVA Investors and Aaron I. Davis.